EAGLE SERIES TRUST

CLASS A
DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Eagle Series Trust Class A Distribution Plan shall be as follows:

INTERNATIONAL EQUITY FUND	0.35%
INTERNATIONAL STOCK FUND	0.35%
INVESTMENT GRADE BOND FUND	0.35%
MID CAP GROWTH FUND	0.35%
MID CAP STOCK FUND	0.35%
SMALL CAP GROWTH FUND	0.35%
SMALL CAP STOCK FUND	0.35%
SMALLER COMPANY FUND	0.35%
TAX-EXEMPT BOND FUND	0.35%

Dated: November 16, 2012